                          H O L L I N G E R    I N C .
                               10 Toronto Street
                                Toronto, Ontario
                                    M5C 2B7

                         ------------------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 19, 1999

                         ------------------------------

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Hollinger Inc. ("Hollinger") will be held at the Trading Floor, 2nd Floor, Design Exchange, 234 Bay Street, Toronto, Canada, on WEDNESDAY, MAY 19, 1999, AT 11:00 A.M., TORONTO TIME, for the following purposes:

     (a) to receive the consolidated financial statements of Hollinger and its subsidiary companies for the financial year ended December 31, 1998 together with the report of the auditors thereon;

     (b)  to elect directors;

     (c) to appoint auditors and to authorize the directors to fix their remuneration; and

     (d) to transact such further and other business as may properly come before the meeting or any adjournments thereof.

DATED at Toronto the 9th day of April, 1999.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                         CHARLES G. COWAN
                                         Vice-President and Secretary

     If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.

     THE BOARD OF DIRECTORS HAS, BY RESOLUTION, FIXED 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) PRECEDING THE TIME OF THE MEETING OR ANY ADJOURNMENTS THEREOF AS THE TIME BEFORE WHICH PROXIES TO BE USED OR ACTED UPON AT THE MEETING OR ANY ADJOURNMENTS THEREOF MUST BE DEPOSITED WITH, OR IF MAILED MUST BE RECEIVED BY, MONTREAL TRUST COMPANY OF CANADA AT 151 FRONT STREET WEST, 8TH FLOOR, TORONTO, ONTARIO, M5J 2N1.

                           *     *     *     *     *

     IT IS EXPECTED THAT THE 1998 ANNUAL REPORT OF HOLLINGER INC., INCLUDING CONSOLIDATED FINANCIAL STATEMENTS, WILL BE SENT TO SHAREHOLDERS NO LATER THAN THE WEEK OF APRIL 26, 1999.

                           MANAGEMENT PROXY CIRCULAR

                            MANAGEMENT SOLICITATION

     THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF HOLLINGER INC. ("HOLLINGER" OR THE "CORPORATION") TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF HOLLINGER TO BE HELD ON MAY 19, 1999 (the "meeting"). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of Hollinger. The cost of such solicitation will be borne by Hollinger.

     Hollinger International Inc., the 46.5% equity-owned (77.8% voting) U.S. subsidiary of the Corporation, is referred to herein as "Hollinger International".

                     APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy are directors and officers of Hollinger. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT HIM AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. This right may be exercised by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form and by depositing it with Montreal Trust Company of Canada, 151 Front Street West, 8th floor, Toronto, Ontario, M5J 2N1 not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournments thereof.

     Any shareholder who has given a proxy has the right to revoke it at any time as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by signing a written revocation of proxy and depositing that instrument of revocation at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof, or in any other manner permitted by law.

                               VOTING OF PROXIES

     On any ballot called, shares represented by properly executed proxies in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted or withheld from voting in accordance with the instruction of the shareholder whose shares are represented. WHERE SHAREHOLDERS HAVE NOT SPECIFIED IN THE FORM OF PROXY THE MANNER IN WHICH THE NAMED PROXIES ARE REQUIRED TO VOTE THE SHARES REPRESENTED THEREBY, RETRACTABLE COMMON SHARES REPRESENTED BY PROXY WILL BE VOTED IN RESPECT OF THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS SET FORTH UNDER THOSE HEADINGS IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS DESIGNATED IN THE PRINTED PORTION THEREOF WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the date hereof, the management of Hollinger is not aware of any amendments, variations or other matters to come before the meeting other than the matters referred to in the foregoing notice of meeting.

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     Each holder of retractable common shares of record at the close of business on April 9, 1999 (the "record date") will be entitled at the meeting to one vote for each retractable common share held by him except as set out in the next following paragraph.

     A shareholder is entitled to his voting rights described above except to the extent that (a) the shareholder has transferred the ownership of any of his retractable common shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such retractable common shares and demands not later than 10 days before the meeting that his name be included in the list of shareholders entitled to vote at the meeting, in which case the transferee is entitled to vote such retractable common shares at the meeting.

     On April 9, 1999 there were 32,891,072 retractable common shares of Hollinger issued and outstanding and entitled to be voted on all matters at the meeting. To the knowledge of the directors and officers of Hollinger, there is no beneficial owner or person who exercises control or direction over more than 10% of the outstanding retractable common shares of Hollinger except as follows. The Ravelston Corporation Limited ("Ravelston") exercises control or direction over a total of 20,801,307 retractable common shares or 63.2% of the outstanding retractable common shares of Hollinger. The Hon. Conrad M. Black indirectly controls Ravelston and therefore beneficially owns or exercises control or direction over 63.2% of the outstanding retractable common shares of Hollinger.

     In addition, as at March 31, 1999 there were outstanding 1,468,920 retractable common share Purchase Warrants (the "Warrants"). Each Warrant entitles the holder to purchase one retractable common share of Hollinger for $24.00 at any time on or before March 31, 2000.

     The address of Ravelston is 10 Toronto Street, Toronto, Ontario, M5C 2B7.

                             ELECTION OF DIRECTORS

     The board of directors is elected annually and may consist of such number between 3 and 25 members as the directors may from time to time determine. The directors have determined that the number of directors will be 17. Unless authority to vote is withheld, retractable common shares represented by proxies properly executed in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted for the election of the nominees named below, all of whom are now directors and were elected to their present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by a proxy circular. Management of Hollinger has no reason to believe that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, it is intended that discretionary authority shall be exercised by the persons designated in the printed portion of the enclosed form of proxy to vote the proxy for the election of any other nominee or nominees of management. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his successor is elected or appointed, unless his office is earlier vacated.

INFORMATION CONCERNING NOMINEES AS DIRECTORS

     The following table and the notes thereto set forth the names of the persons proposed to be nominated by management for election as directors, their present principal occupations, all positions and offices with Hollinger and its significant affiliates at present held by them, the year in which they were first elected as directors of Hollinger or a predecessor corporation and the approximate number of shares of Hollinger that they have advised Hollinger are beneficially owned by them or over which they exercise control or direction:

                                                                                        APPROXIMATE NUMBER OF SHARES
                                                                           YEAR FIRST     OF HOLLINGER BENEFICIALLY
   NAME, MUNICIPALITY OF RESIDENCE                                          BECAME A     OWNED OR OVER WHICH CONTROL
AND POSITION(S) WITH HOLLINGER(1)(2)      PRESENT PRINCIPAL OCCUPATION      DIRECTOR   OR DIRECTION IS EXERCISED(3)(4)
------------------------------------      ----------------------------     ----------  -------------------------------
PETER Y. ATKINSON....................  Vice-President and General             1996         135,000 Series II
  Toronto, Ontario                     Counsel,                                            Preference Shares
  Vice-President and General           Hollinger (International Newspaper
  Counsel and Director                 Company)
RALPH M. BARFORD.....................  President, Valleydene Corporation      1983        100,000 retractable
  Toronto, Ontario                     Limited (Investment Company)                          common shares
  Director
BARBARA AMIEL BLACK(5)...............  Vice-President, Editorial,             1994         1,600 retractable
  London, England                      Hollinger                                             common shares
  Vice-President, Editorial            (International Newspaper
  and Director                         Company); Journalist
THE HON. CONRAD M. BLACK, P.C.,                                               1978        2,453,982 Series II
  O.C.(6)............................  Chairman of the Board and                           Preference Shares
  London, England                      Chief Executive Officer, Hollinger
  Chairman of the Board,               (International Newspaper Company)
  Chief Executive Officer
  and Director

                                                                                        APPROXIMATE NUMBER OF SHARES
                                                                           YEAR FIRST     OF HOLLINGER BENEFICIALLY
   NAME, MUNICIPALITY OF RESIDENCE                                          BECAME A     OWNED OR OVER WHICH CONTROL
AND POSITION(S) WITH HOLLINGER(1)(2)      PRESENT PRINCIPAL OCCUPATION      DIRECTOR   OR DIRECTION IS EXERCISED(3)(4)
------------------------------------      ----------------------------     ----------  -------------------------------
G. MONTEGU BLACK(5)..................  Chairman, Txibanguan Limited           1976                --
  Toronto, Ontario                     (Investment Holding Company)
  Director
J.A. BOULTBEE........................  Executive Vice-President and           1987         1,000 retractable
  Toronto, Ontario                     Chief Financial Officer,                              common shares
  Executive Vice-President and         Hollinger (International Newspaper                  70,000 Series II
  Chief Financial Officer, and         Company)                                            Preference Shares
  Director
DIXON S. CHANT(6)....................  Deputy Chairman, The Ravelston         1978        30,000 retractable
  Toronto, Ontario                     Corporation Limited                                   common shares
  Director                             (Holding Company)                                   190,000 Series II
                                                                                           Preference Shares
DANIEL W. COLSON.....................  Vice-Chairman, Hollinger;              1987         442,800 Series II
  London, England                      (International Newspaper Company);                  Preference Shares
  Vice-Chairman and                    Deputy Chairman and
  Director                             Chief Executive Officer,
                                       Telegraph Group Limited
                                       (Newspaper Publishing Company)
CHARLES G. COWAN, Q.C. ..............  Vice-President and Secretary,          1981         5,000 retractable
  Toronto, Ontario                     Hollinger                                             common shares
  Vice-President and Secretary         (International Newspaper Company)               11,100 Series II Preference
  and Director                                                                                    Shares
PIERRE DES MARAIS II.................  President and Chief Executive          1987     700 Series II Preference Shares
  Montreal, Quebec                     Officer,
  Director                             UniMedia Inc. (Newspaper
                                       Publishing Company)
FREDRIK S. EATON, O.C.(6)............  Chairman, White Raven               1979-1991      18,000 retractable
  Toronto, Ontario                     Capital Corp. (Holding Company)        1994           common shares
  Director                                                                             58,600 Series II Preference
                                                                                                  Shares
R. DONALD FULLERTON..................  Chairman of the Executive              1992         2,000 retractable
  Toronto, Ontario                     Committee,                                            common shares
  Director                             Canadian Imperial Bank of
                                       Commerce (Chartered Bank)
ALLAN E. GOTLIEB, C.C. ..............  Senior Consultant, Stikeman,           1989         3,600 retractable
  Toronto, Ontario                     Elliott                                               common shares
  Director                             (Law Firm); Chairman Donner                     1,000 Series II Preference
                                         Canadian Foundation (Charitable                          Shares
                                         Foundation)
HENRY H. KETCHAM III.................  Chairman, President and Chief          1996          1,000 Series II
  Vancouver, British Columbia,         Executive Officer,                                  Preference Shares
  Director                             West Fraser Timber Co. Ltd.
                                       (Forest Products Company)
F. DAVID RADLER(6)...................  Deputy Chairman, President and         1979        1,109,980 Series II
  Vancouver, British Columbia          Chief Operating Officer,                            Preference Shares
  President, Chief Operating           Hollinger (International Newspaper
  Officer and Director                 Company)
MAUREEN J. SABIA.....................  President, Maureen Sabia               1996          500 retractable
  Toronto, Ontario                     International (Consulting Firm);                      common shares
  Director                               Corporate Director

                                                                                        APPROXIMATE NUMBER OF SHARES
                                                                           YEAR FIRST     OF HOLLINGER BENEFICIALLY
   NAME, MUNICIPALITY OF RESIDENCE                                          BECAME A     OWNED OR OVER WHICH CONTROL
AND POSITION(S) WITH HOLLINGER(1)(2)      PRESENT PRINCIPAL OCCUPATION      DIRECTOR   OR DIRECTION IS EXERCISED(3)(4)
------------------------------------      ----------------------------     ----------  -------------------------------
PETER G. WHITE.......................  Executive Vice-President,           1979-1984,             --
  Banff, Alberta                       The Ravelston Corporation Limited   1986-1988
  Director                             (Holding Company)                      1991

Notes:

(1) The Hon. Conrad M. Black is the Chairman of the Executive Committee of the board of directors. Messrs. Barford, Chant and Radler are members.

    Mr. Barford is the Chairman of the Audit Committee. Messrs. G. Montegu Black and Ketcham are members.

    Mr. Barford is the Chairman of the Corporate Governance Committee. Messrs. Drabinsky, Fullerton and Eaton are members.

    Mr. Ketcham is Chairman of the Compensation Committee. Messrs. Eaton, Fullerton and Gotlieb and Ms. Sabia are members.

    Mr. Boultbee is Chairman of the Retraction Price Committee. Mr. Atkinson is a member.

(2) The Hon. Conrad M. Black is the Chairman of the Board and Chief Executive Officer, Mr. Radler is the Deputy Chairman, President and Chief Operating Officer, Mr. Colson is the Vice-Chairman, Mrs. Black is Vice-President, Editorial, Mr. Boultbee is Executive Vice-President and Chief Financial Officer and Mr. Atkinson is a Vice-President of Hollinger International. The Hon. Conrad M. Black is the Chairman and Mr. Colson is the Deputy Chairman and Chief Executive Officer of Telegraph Group Limited. The Hon. Conrad M. Black is the Chairman and Chief Executive Officer and Mr. Radler is Deputy Chairman and Associate Chief Executive Officer and Mr. Colson is the Vice-Chairman of Southam Inc. The Hon. Conrad M. Black and Messrs. Colson and Radler are directors of Hollinger International. The Hon. Conrad M. Black and Messrs. Colson and Radler are directors of Telegraph Group Limited. The Hon. Conrad M. Black, Mrs. Black and Messrs. Atkinson, Boultbee, Colson, Radler and White are directors of Southam Inc.

(3) The Hon. Conrad M. Black and Messrs. Atkinson, Boultbee, Chant, Colson, Cowan, Radler and White are shareholders, directly or indirectly, and officers and directors of Ravelston. Reference is made to "Voting Shares and Principal Holders Thereof".

(4) The Hon. Conrad M. Black controls Ravelston which exercises control or direction over 63.2% of the outstanding retractable common shares of Hollinger. Reference is made to "Voting Shares and Principal Holders Thereof".

(5) Mrs. Barbara Amiel Black is the wife of the Hon. Conrad M. Black. The Hon. Conrad M. Black and Mr. G. Montegu Black are brothers.

(6) The Hon. Conrad M. Black and Messrs. Chant, Eaton, Ketcham and Radler own, directly or indirectly, 9,600, 7,500, 17,000, 1,000 and 9,000 Class A Shares of Hollinger International, respectively. Hollinger International is a subsidiary of Hollinger.

MANAGEMENT AGREEMENTS

     In 1998 the management services arrangements between Ravelston, Hollinger and the other companies in the Hollinger group were restructured to reflect the transformation of Hollinger into an open-end investment corporation and the provision by Ravelston of management services directly to other companies in the Hollinger group. Ravelston is a provider of management services to various companies including, but not limited to, Hollinger and other companies in the Hollinger group.

     The business of Hollinger now consists solely of the investment of its assets in corporations. Approximately 95% of the net asset value of Hollinger is represented by its investment in Hollinger International, a U.S. public company listed on the New York Stock Exchange, which is a subsidiary but not a wholly-owned subsidiary of Hollinger. Hollinger International and its consolidated group command the substantial portion of executive services provided by Ravelston to the Hollinger group of companies. The independent directors of Hollinger International have assumed a direct role in the negotiation of fees paid to Ravelston for management services provided to Hollinger International and its wholly-owned subsidiaries (including its Canadian public holding company, Hollinger Canadian Publishing Holdings Inc., and Southam Inc.). This management fee reflects the nature and extent of services provided by Ravelston directly to Hollinger International under the supervision of the directors of Hollinger International, who are in a position to appraise the value of such services.

     As part of the restructuring described above, new management arrangements were made between Ravelston and Hollinger and various other key companies in the Hollinger group including, in particular, Hollinger International and Southam Inc., which during 1998 was a public company. The new arrangement with Hollinger was effective as of January 1, 1998 (the "1998 Management Agreement") and is generally consistent in its scope and terms with the management agreement it superseded except that it governs only the provision of management services to Hollinger. A second agreement effective as of January 1, 1998 was entered into on similar terms between Ravelston and a wholly-owned subsidiary of Hollinger which governs the provision of management services to such company and the other wholly-owned subsidiaries of Hollinger (such agreement together with the 1998 Management Agreement are collectively referred to as the "Hollinger Management Agreements").

     Pursuant to the Hollinger Management Agreements, Ravelston acts as manager of Hollinger and its wholly-owned subsidiaries to carry out executive responsibilities, including management of the investment portfolio of Hollinger and provision of advice and assistance to the Hollinger board of directors in connection with the determination of the investment policies of Hollinger; arranging further investments for Hollinger; arranging for the financial requirements of Hollinger; provision of services in respect of Hollinger's daily operations; preparation of consolidated financial statements of Hollinger; ensuring Hollinger's compliance with the requirements of all relevant regulatory authorities; provision of the services of the current officers of Hollinger to serve in their present capacities; and provision of the services of all other employees necessary to carry out such executive functions. The Hollinger Management Agreements may be terminated at any time upon 180 days prior notice.

     Under the Hollinger Management Agreements, the management fee for each calendar year after 1998 is to be negotiated on or before January 31 of such calendar year, failing which the agreements will be terminated. The board of directors of Hollinger has delegated the authority to settle and approve the annual management fees to the Compensation Committee, none of the members of which is a director or officer or has any other material interest in Ravelston.

     Pursuant to the Hollinger Management Agreements, in 1998 Hollinger and its wholly-owned subsidiaries paid a management fee of $3,386,000 to Ravelston. The management fee paid by Hollinger and its wholly-owned subsidiaries is not calculated with reference to the compensation of Ravelston's executives who serve as officers of Hollinger and such subsidiaries, but rather reflects what is judged by the Compensation Committee to be fair value for the services described above rendered to those companies. The management fee payable to Ravelston under the Hollinger Management Agreements has been set at $3,386,000 for 1999 (the same amount as was paid in 1998). The separate management fees paid to Ravelston in 1998 by Hollinger International and its subsidiaries are disclosed in the management proxy circular of Hollinger International.

     The names and addresses of the insiders of Ravelston are as follows: Peter
Y. Atkinson, Toronto, Ontario; Conrad M. Black, London, England; J.A. Boultbee, Toronto, Ontario; Dixon S. Chant, Toronto, Ontario; Daniel W. Colson, London, England; Charles G. Cowan, Toronto, Ontario; F. David Radler, Vancouver, British Columbia; and Peter G. White, Banff, Alberta. Reference is made to "Table D" for a description of any indebtedness by any insiders of Ravelston to Hollinger or to any of Hollinger's subsidiaries.

EXECUTIVE COMPENSATION

Description of Officers' Remuneration

     Services of the Corporation's executive officers are provided by Ravelston pursuant to the Hollinger Management Agreements. Reference is made to "Management Agreements". Hollinger does not provide cash remuneration to its executive officers as such. There is no basis upon which to allocate the aggregate amount payable under the Hollinger Management Agreements to individual officers because the individuals providing services to Hollinger pursuant to the Hollinger Management Agreements are not in fact receiving compensation primarily in respect of those services. Their individual cash compensation is determined by Ravelston (which, as mentioned above, derives management fees from a number of other companies) and not by the Compensation Committee of Hollinger (see "Report on Executive Compensation"). The aggregate cash compensation paid to executive officers of Hollinger as directors of Hollinger and its subsidiaries in 1998 was $288,000.

Description of Directors' Remuneration

     Each director of Hollinger is entitled to receive an annual director's fee of $25,000 and a fee of $1,500 for each board or committee meeting attended. Directors are reimbursed for expenses incurred in attending the meetings. Members of the Executive Committee receive annual fees of $6,000 and members of the Audit, Corporate Governance and Compensation Committees receive annual fees of $3,000. The Chairman of any Committee of Hollinger's Board of Directors receives an annual fee of $2,500.

     Hollinger has taken steps to align more closely the interests of its directors with those of its shareholders. Effective February 24, 1999, directors are permitted to elect that up to 100% of the total fees to which they are entitled be paid in the form of deferred share units under the Hollinger Inc. Share Unit Plan for Directors (the "Directors' Share Unit Plan"). For a director that elects to participate, a number of deferred share units equal to the number of retractable common shares that could be purchased on the open market for a dollar amount equal to the applicable percentage of that director's fee is credited to an account maintained by the Corporation for that director under the Directors' Share Unit Plan. Dividend equivalents will be credited to the director's account as if dividends were paid on each deferred share unit held by the director on the dividend record date and reinvested in additional deferred share units at the market price of the retractable common shares on the dividend payment date. Deferred share units will be paid to the director no later than December 31 of the year following the calendar year in which the director ceased to serve. Payment will be made, at the election of the director, in either cash or retractable common shares purchased on the market, net of withholding tax, based on the market value of the retractable common shares on the date of the payment.

Summary Compensation Table

     The following table sets forth compensation information for the three fiscal years ended December 31, 1998 in respect of each of the named executives.

                                                                         TABLE A

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                               ANNUAL COMPENSATION                       LONG-TERM
                                                                                        COMPENSATION
                                        ------------------------------------ ----------------------------------
                                                                       OTHER          SECURITIES UNDER
                                                                      ANNUAL            OPTIONS/SARS                 ALL OTHER
 NAME AND PRINCIPAL          YEAR          SALARY        BONUS  COMPENSATION              GRANTED                 COMPENSATION
POSITION
------------------------------------------------------------------------------------------------------------------------------
                                         ($)(1)         ($)(1)        ($)(2)               (#)(3)                       ($)(4)
 The Hon. Conrad M. Black,   1998    682,591(1)          (1)       315,536        (a) 250,000 (Hollinger)                  --
 P.C., O.C.                                                                        (b) 150,000 (Hollinger
 Chairman of the Board and   1997     1,275,047    1,491,804       260,453             International)                      --
 Chief Executive Officer                                                          (a) 250,000 (Hollinger)                  --
                             1996     1,196,650    1,076,985       344,251         (b) 95,000 (Hollinger
                                                                                       International)
                                                                              65,000 (Hollinger International)
------------------------------------------------------------------------------------------------------------------------------
 F. David Radler             1998           (1)          (1)       289,653        (a) 230,000 (Hollinger)                  --
 Deputy Chairman,                                                                  (b) 150,000 (Hollinger
 President and Chief         1997     1,255,430    1,305,648       272,281             International)                      --
 Operating Officer                                                                (a) 230,000 (Hollinger)                  --
                             1996     1,178,240      942,592       337,258         (b) 95,000 (Hollinger
                                                                                       International)
                                                                              65,000 (Hollinger International)
------------------------------------------------------------------------------------------------------------------------------
 Daniel W. Colson            1998    347,000(1)          (1)       249,455        (a) 160,000 (Hollinger)             105,015
 Vice-Chairman;                                                                    (b) 120,000 (Hollinger
 Deputy Chairman and         1997       926,860      843,444       280,389             International)                  99,282
 Chief Executive Officer,                                                         (a) 160,000 (Hollinger)              94,252
 Telegraph Group Limited     1996       869,873      608,911       398,914         (b) 45,000 (Hollinger
                                                                                       International)
                                                                                            nil
------------------------------------------------------------------------------------------------------------------------------
 J.A. Boultbee               1998           (1)          (1)        72,373         (a) 95,000 (Hollinger)                  --
 Executive Vice-President                                                          (b) 60,000 (Hollinger
 and Chief Financial         1997       560,460      510,028        76,009             International)                      --
 Officer                                                                           (a) 95,000 (Hollinger)                  --
                             1996       370,962      259,962        97,058         (b) 35,000 (Hollinger
                                                                                       International)
                                                                              37,000 (Hollinger International)
------------------------------------------------------------------------------------------------------------------------------
 Peter Y. Atkinson(5)        1998           (1)          (1)        65,588         (a) 80,000 (Hollinger)                  --
 Vice-President and                                                                (b) 60,000 (Hollinger
 General Counsel             1997       467,050      425,016        57,984             International)                      --
                                                                                   (a) 80,000 (Hollinger)
                             1996       368,200      257,740        33,133         (b) 35,000 (Hollinger                   --
                                                                                       International)
                                                                                   (a) 25,000 (Hollinger)
                                                                                   (b) 20,000 (Hollinger
                                                                                       International)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) With the exception of salaries paid to Messrs. Black and Colson by Telegraph Group Limited ("The Telegraph") (which salaries were paid in pounds sterling and have been converted into Canadian dollars at the 1998 average rate of 2.48 for the purposes of this disclosure), none of the executive officers of the Corporation receives salary or bonus directly from the Corporation or its subsidiaries. See "Management Agreements". Effective January 1, 1998 the board of directors of Hollinger does not determine the salary or bonus compensation of the executive officers of Hollinger. See "Report on Executive Compensation". The figures for 1997 and 1996 include amounts paid by Ravelston which relate to services rendered by Ravelston to the Corporation and, in the case of Messrs. Black and Colson, salary received from The Telegraph. Ravelston is an associate of Messrs. Black and Radler. The Corporation and its wholly-owned subsidiaries paid management fees to Ravelston pursuant to the Hollinger Management Agreements of $3,386,000 in 1998. The Corporation, on behalf of itself and its various operating subsidiaries, paid a gross management fee to Ravelston for 1997 and 1996 in the amounts of $13,886,562 and $11,991,182, respectively.

(2) The amounts in this column relate to (a) directors' fees paid by the Corporation, Hollinger International, The Telegraph, Southam Inc. and UniMedia Inc. and (b) taxable benefits (at the average rate of 4% in 1998, 3.8% in 1997, 5.6% in 1996 and 7.5% in 1995) on employee loans (reference is made to Table D). Other prerequisites and personal benefits did not exceed, in 1998, $50,000, and in 1997 and 1996, the lesser of $50,000 and 10% of the annual salary for any of the named executives.

(3) These amounts relate, as indicated, to options on retractable common shares of the Corporation granted pursuant to the Corporation's Executive Share Option Plan and to options on Class A shares of Hollinger International granted pursuant to Hollinger International's Stock Option Plans.

(4) Includes contributions made by The Telegraph to its Executive Pension Scheme in respect of Mr. Colson.

(5) Mr. Atkinson became Vice-President and General Counsel of the Corporation on February 1, 1996. Prior to that he was a partner in Aird & Berlis (Toronto law firm).

Options/Stock Appreciation Rights

     In 1994 the Board of Directors approved an Executive Share Option Plan (the "Option Plan"). Under the Option Plan the Corporation issues non-transferable options ("Options") to purchase retractable common shares of the Corporation to certain executives of the Corporation and its subsidiaries (including the named executives). The Option Plan is designed: (i) to provide incentive to executives of the Corporation and its subsidiaries who are in positions which enable them to make significant contributions to the longer term objectives of the Corporation; (ii) to give suitable recognition to the ability and industry of such executives; and (iii) to attract and retain in the employment of the Corporation and its subsidiaries persons of ability and industry.

     The Options are to purchase up to a specified maximum number of retractable common shares at a price equal to the exercise price which is the average trading price on The Toronto Stock Exchange of the Corporation's retractable common shares for the 10 trading days ending on the third trading day preceding the date of grant. The Options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following issuance, on a cumulative basis, with the exercise period terminating six years after the date of grant of the Options. Unexercised Options expire at the earlier of one month following the date of termination of the employee's employment or six years after grant.

     The following table sets forth information concerning the issue in 1998 to the named executives of options to purchase retractable common shares pursuant to the Option Plan and options to purchase Class A Shares of Hollinger International pursuant to Hollinger International's Stock Option Plans.

                   OPTION/SAR GRANTS DURING THE MOST RECENTLY
                            COMPLETED FINANCIAL YEAR

                                                                         TABLE B

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         MARKET VALUE
                                                                                        OF SECURITIES
                                                             % OF TOTAL                   UNDERLYING
                                        SECURITIES          OPTIONS/SARS    EXERCISE       OPTIONS/
                                           UNDER             GRANTED TO        OR        SARS ON THE
                                       OPTIONS/SARS         EMPLOYEES IN   BASE PRICE   DATE OF GRANT         EXPIRATION
  NAME                                  GRANTED (#)        FINANCIAL YEAR  ($/SECURITY)  ($/SECURITY)            DATE
-------------------------------------------------------------------------------------------------------------------------------
  The Hon. Conrad M. Black,         250,000 (Hollinger)         26.9          13.72         15.00          December 8, 2004
  P.C., O.C.,                       150,000 (Hollinger          10.8        U.S.15.06     U.S.15.125       February 23, 2008
  Chairman of the Board and           International)
  Chief Executive Officer
-------------------------------------------------------------------------------------------------------------------------------
  F. David Radler                   230,000 (Hollinger)         24.8          13.72         15.00          December 8, 2004
  Deputy Chairman                   150,000 (Hollinger          10.8        U.S.15.06     U.S.15.125       February 23, 2008
  President and                       International)
  Chief Operating Officer
-------------------------------------------------------------------------------------------------------------------------------
  Daniel W. Colson                  160,000 (Hollinger)         17.2          13.72         15.00          December 8, 2004
  Vice-Chairman;                    120,000 (Hollinger          8.7         U.S.15.06     U.S.15.125       February 23, 2008
  Deputy Chairman and                 International)
  Chief Executive Officer,
  The Telegraph
-------------------------------------------------------------------------------------------------------------------------------
  J.A. Boultbee                     95,000 (Hollinger)         10.24          13.72         15.00          December 8, 2004
  Executive Vice-President and       60,000 (Hollinger          4.3         U.S.15.06     U.S.15.125       February 23, 2008
  Chief Financial Officer             International)
-------------------------------------------------------------------------------------------------------------------------------
  Peter Y. Atkinson                 80,000 (Hollinger)          8.62          13.72         15.00          December 8, 2004
  Vice-President and                 60,000 (Hollinger          4.3         U.S.15.06     U.S.15.125       February 23, 2008
  General Counsel                     International)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

     On February 23, 1998, Hollinger International granted certain options (including to the persons noted above) which options vest in 25% annual increments on each of the first, second, third and fourth anniversaries of their grant dates, beginning February 23, 1999. Effective as of February 26, 1999, Hollinger International and all holders of such options (including the persons noted above) agreed to cancel such options, with the holders foregoing one year of vesting, in return for new options for the respective same number of shares to be exercised upon the payment of U.S.$12.25 per share exercise price which options vest over a four year period beginning February 26, 2000 in equal increments.

     The following table sets forth details concerning options exercised pursuant to the Option Plan by the named executives and the financial year end value of (a) outstanding options issued pursuant to the Option Plan and (b) outstanding options to purchase Class A Shares of Hollinger International issued pursuant to Hollinger International's Stock Option Plans.

  AGGREGATED OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL
                 YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                         TABLE C

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                                VALUE OF
                                                                                               UNEXERCISED
                                                                   UNEXERCISED                IN-THE-MONEY
                                                                 OPTIONS/SARS AT             OPTIONS/SARS AT
                                SECURITIES     AGGREGATE             FY-END                      FY-END
                                 ACQUIRED        VALUE               (#)(3)                      ($)(4)
                               ON EXERCISE      REALIZED          EXERCISABLE/                EXERCISABLE/
  NAME                            (#)(1)         ($)(2)           UNEXERCISABLE               UNEXERCISABLE
---------------------------------------------------------------------------------------------------------------------
  The Hon. Conrad M. Black,      250,000       1,280,000           nil/250,000                 nil/570,000
  P.C., O.C., Chairman of the  (Hollinger)                         (Hollinger)                 (Hollinger)
  Board and Chief Executive                                      163,750/226,250         U.S.305,219/U.S.271,819
  Officer                                                   (Hollinger International)   (Hollinger International)
---------------------------------------------------------------------------------------------------------------------
  F. David Radler                230,000       1,327,100           nil/230,000                 nil/524,400
  Deputy Chairman, President   (Hollinger)                         (Hollinger)                 (Hollinger)
  and Chief Operating Officer                                    163,750/226,250         U.S.305,219/U.S.271,819
                                                            (Hollinger International)   (Hollinger International)
---------------------------------------------------------------------------------------------------------------------
  Daniel W. Colson               160,000        851,200            nil/160,000                 nil/364,800
  Vice-Chairman;               (Hollinger)                         (Hollinger)                 (Hollinger)
  Deputy Chairman and                                            41,250/123,750          U.S.42,919/U.S.128,756
  Chief Executive Officer,                                  (Hollinger International)   (Hollinger International)
  The Telegraph
---------------------------------------------------------------------------------------------------------------------
  J.A. Boultbee                   95,000        524,000            nil/95,000                  nil/216,600
  Executive Vice-President     (Hollinger)                         (Hollinger)                 (Hollinger)
and                                                               63,250/92,750          U.S.134,208/U.S.181,621
  Chief Finance Officer                                     (Hollinger International)   (Hollinger International)
---------------------------------------------------------------------------------------------------------------------
  Peter Y. Atkinson               80,000        441,600            nil/80,000                  nil/182,400
  Vice-President and           (Hollinger)                         (Hollinger)                 (Hollinger)
  General Counsel                                                 33,750/81,250          U.S.75,031/U.S.171,675
                                                            (Hollinger International)   (Hollinger International)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Notes:

(1) Number of retractable common shares of the Corporation acquired on exercise of options granted pursuant to the Option Plan.

(2) Calculated using the closing price for retractable common shares of the Corporation on The Toronto Stock Exchange on the last trading day prior to exercise, less the exercise price of options.

(3) These numbers relate to the options granted pursuant to the Option Plan and the options granted pursuant to Hollinger International Stock Option Plan.

(4) Calculated using the closing price for retractable common shares of the Corporation on The Toronto Stock Exchange and the Class A Shares of Hollinger International on the New York Stock Exchange on December 31, 1998, less the exercise price of the options.

REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee has been delegated authority by the board of directors of Hollinger to settle and approve the management fees to be paid by Hollinger and its wholly-owned subsidiaries to Ravelston pursuant to the

Hollinger Management Agreements, and the granting of options under Hollinger's Executive Share Option Plan. Under the Hollinger Management Agreements, the aggregate management fee for each calendar year is to be negotiated on an annual basis on or before January 31 of such calendar year, failing which the agreements will be terminated.

     The Compensation Committee consists of five directors who are neither officers nor employees of the Corporation or Ravelston and who do not have any other material interest in Ravelston. None of the Compensation Committee members is eligible to participate in the Executive Share Option Plan.

     After considering its appropriate role in the context of Hollinger having become an open-end investment corporation engaged solely in the investment of its assets in corporations, in December 1997 the then Compensation Committee approved a change in approach to the payment of management fees by the Corporation to Ravelston in 1998 and subsequent years. For 1997 and previous years, the Compensation Committee approved a gross management fee which was allocated by Hollinger amongst Hollinger and its operating subsidiaries. In so doing, the Committee approved the aggregate salary and bonus compensation paid for the executive officers of Hollinger for their services to Hollinger and its subsidiaries. At the suggestion of the Compensation Committee, beginning with the fiscal year 1998, the Corporation and its wholly-owned subsidiaries are charged by Ravelston solely for management services provided to them and separate management fees are negotiated by Ravelston with Hollinger International and certain of its subsidiaries. The Committee also took into account that Hollinger's two principal indirect subsidiaries, Hollinger International and Southam Inc., were directly or indirectly through subsidiaries, the most significant users of Ravelston's management services and that each of them had its own board of directors, including directors independent of Hollinger and its related companies. The Committee concluded that it would be more appropriate for the respective boards of directors at Hollinger International and Southam Inc. to negotiate directly with Ravelston the management fees payable for services provided to their respective corporations.

     A consequence of this change is that compensation levels for the executives and other employees of Ravelston are not determined by the Compensation Committee of Hollinger, except to the extent that the Corporation compensates its executive officers in the form of stock options. The Hollinger Management Agreements do not allocate portions of the management fees to specific Ravelston employees; consequently, the Compensation Committee has no basis for attributing specific amounts to Hollinger's executive officers as salaries or bonuses. The fees payable under the Hollinger Management Agreements are determined having regard to the extent and nature of the services which it is anticipated the Corporation will require from Ravelston in the coming year.

     In addition to approving the annual management fee payable by Hollinger and its wholly-owned subsidiaries to Ravelston, the Compensation Committee also approves the granting of options under Hollinger's Executive Share Option Plan.

     In respect of its role in approving the grant of options to the Corporation's executives, the Compensation Committee follows this strategy:

     (i) Motivate executives to achieve their strategic goals by tying grants to the performance of the Corporation as well as their individual performance.

     (ii) Be competitive with other leading companies so as to attract and retain talented executives.

     (iii) Align the interests of its executives with long-term interests of the Corporation's shareholders through stock-related programs.

     The foregoing report has been furnished by Henry H. Ketcham III (Chairman), Fredrik S. Eaton, R. Donald Fullerton, Allan E. Gotlieb and Maureen J. Sabia.

SHAREHOLDER RETURN PERFORMANCE GRAPH

     The chart below compares the yearly percentage change in the Corporation's cumulative total shareholder return on the Corporation's retractable common shares (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the TSE 300 Total Return Index (of which the Corporation is one) for the five years commencing December 31, 1993 and ending December 31, 1998.

            COMPARISON OF 5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
                ON RETRACTABLE COMMON SHARES OF THE CORPORATION
                       AND THE TSE 300 TOTAL RETURN INDEX

                              [Performance Graph]

                                      December 31,
               -----------------------------------------------------------
                1993      1994       1995       1996       1997       1998
               -----      ----      -----      -----      -----      -----
TSE 300        100.0      99.8      114.3      146.7      168.7      166.0
Hollinger      100.0      95.2       80.4      108.0      129.6      179.5

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     Hollinger has made loans to certain directors and officers of the Corporation in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan (the "Purchase Plan"). The following table sets out certain information relating to such loans.

                                                                         TABLE D

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              FINANCIALLY
                                                             LARGEST             AMOUNT          ASSISTED
                                     INVOLVEMENT              AMOUNT        OUTSTANDING        SECURITIES            SECURITY
                                    OF ISSUER OR         OUTSTANDING              AS AT         PURCHASES              FOR
                                    SUBSIDIARY(1)        DURING 1998      APRIL 9, 1999       DURING 1998        INDEBTEDNESS(2)
  NAME
-----------------------------------------------------------------------------------------------------------------------------------
                                                             ($)               ($)                (#)
  The Hon. Conrad M. Black,      Hollinger as lender       8,043,800          4,813,501           --                1,120,000
  P.C., O.C.,
  Chairman of the Board and
  Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
  F. David Radler                Hollinger as lender       6,006,200          3,697,208           --                 880,000
  Deputy Chairman, President
  and Chief Operating Officer
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Notes :

(1) The loans were on a non-interest basis prior to the conversion of the preference shares subscribed for with the proceeds of the loans. All preference shares subscribed for under the Purchase Plan have been converted and, as a consequence of tenderings to issuer bids by Hollinger in 1997 and 1998, Series II Preference Shares resulting from the preference shares issued under the Purchase Plan are now held in trust by Ravelston for the benefit of the subscribers. The loans will mature on November 8, 1999. From October 1, 1998, the loans have been bearing interest at the prime rate established by the Canadian Imperial Bank of Commerce plus 1/2%. The loans are secured by a pledge of the Series II Preference Shares resulting from the preference shares issued under the Purchase Plan.

(2) The number of Series II Preference Shares of the Corporation pledged as security for the indebtedness.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     During 1998, Hollinger maintained directors' and officers' liability insurance with a policy limit of $140,000,000 aggregate per policy year. Under this insurance coverage, Hollinger would be reimbursed for indemnity payments made on behalf of its directors and officers subject to a deductible of $5,000,000 per occurrence. Individual directors and officers would also be reimbursed for losses arising during the performance of their duties for which they are not indemnified by Hollinger. The total premium paid by Hollinger for directors' and officers' liability insurance in respect of 1998 was $532,000 and was not allocated to directors as a group or to officers as a group.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The board of directors of the Corporation considers sound corporate governance practices to be essential to the effective operation and success of the Corporation and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Corporation's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the board of directors and has been approved by the board of directors.

     The By-Laws of The Toronto Stock Exchange and a policy statement of the Montreal Exchange require that this Statement of Corporate Governance Practices describe the corporate governance practices of the Corporation with reference to the "Guidelines for Improved Corporate Governance" contained in the Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the "TSE Report").

     The text in italics which follows sets out the recommendations of the TSE Report. The text not in italics describes Hollinger's corporate governance practices and provides an explanation for differences between such practices and the Guidelines contained in the TSE Report.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and as part of the overall stewardship responsibility, should assume responsibility for the following matters:

     (i)   adoption of a strategic planning process;

        The senior management team formulates strategic proposals and the operational plans necessary to achieve their implementation. These proposed strategies and related tactics and plans are considered by the board and the input of the board is taken into account in formulating the final version of the proposals.

     (ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

        The board through its Committees, principally the Audit Committee, discharges this responsibility. The Audit Committee reports to the board in respect of such matters and develops and improves processes designed to convey to the board on a timely basis information regarding the principal risks of the Corporation's business and systems to manage such risks.

     (iii) succession planning, including appointing, training and monitoring senior management;

        The Chairman and CEO and the Deputy Chairman review annually, and report to the board when appropriate regarding, the performance of senior management of Hollinger and its principal subsidiaries including management's plans for succession.

     (iv) a communications policy for the corporation;

        The objectives of the communications policy of the Corporation are to cause Hollinger to effectively communicate with its shareholders, stakeholders, employees and the investing public on a timely basis regarding its operations and to accommodate feedback from such parties. Shareholder inquiries receive prompt responses from senior management. The Corporation conducts a comprehensive investor communications and relations program including briefing meetings with institutional and other investors, analysts, fund managers and the financial news media regarding significant corporate developments and financial results.

     (v) the integrity of the corporation's internal control and management information systems.

        Hollinger's major subsidiaries observe high standards in respect of their internal control and management information systems. Hollinger monitors these subsidiaries through its appointees to their boards and management teams and through the subsidiaries' monthly financial reports on operations. The Audit Committee of the board works with Hollinger's Chief Financial Officer and external auditors to monitor and improve the information systems and internal financial controls throughout the group necessary to ensure that material developments are brought to the attention of senior management expeditiously and, if appropriate, to the attention of the board.

2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

     Of the 18 directors of the Corporation, ten are involved in the management of the business and affairs of the Corporation or its affiliates. Of the eight non-management directors, Mr. G. Montegu Black is the brother of the Chairman and CEO. Consequently, seven directors are neither part of management nor "related" within the meaning of the TSE Report. Accordingly, approximately 40% of the directors are unrelated directors. Hollinger believes that it has an adequate number of unrelated directors to discharge the board's responsibilities. Hollinger's directors are legally obligated to be aware of the potential for conflicts of interest and to declare them wherever a conflict exists.

     Hollinger believes that the leaders of its principal subsidiaries should be members of the board. This provides non-executive directors with direct and frequent access to these key executives. Such access assists the non-executive directors in achieving a thorough understanding of Hollinger's businesses and operations and the issues they face and also affords them opportunities to assess the calibre of management.

     The categorization of directors is as follows:

                RELATED                                    UNRELATED
                -------                                    ---------
    P. Y. Atkinson                     R. M. Barford
    C. M. Black                        G. H. Drabinsky
    G. M. Black                        F. S. Eaton
    B. Amiel Black                     R. D. Fullerton
    J. A. Boultbee                     A. E. Gotlieb
    D. S. Chant                        H. H. Ketcham III
    D. W. Colson                       M. J. Sabia
    C. G. Cowan
    P. DesMarais II
    F. D. Radler
    P. G. White

     In determining the "unrelated" or "related" status of individual directors the board considered the factual circumstances of each director in relation to the definition of "unrelated" contained in the TSE Report.

3. The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

     The board has assumed these responsibilities (see item 2. above)

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

     The board has appointed a Corporate Governance Committee, all of the members of which are unrelated directors, whose mandate includes the nominating and assessment functions. The nominating function of the Committee is conducted after consultation with the Chairman and CEO.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

     The assessment of the effectiveness of the board, committees of the board and the contribution of individual directors is a continuing process conducted by the Chairman and CEO, the Deputy Chairman and the Corporate Governance Committee. Hollinger believes that an informal and frank relationship among the directors is the most effective process through which to make such assessments. In 1998, by letter to all non-management directors, it was asked that comments and suggestions on board organization, management, strategy determination, monitoring and acting, and communication with shareholders be given to the Chairman of the Corporate Governance Committee. The responses received were discussed with the Chairman and CEO and reported to the board at its meeting held in November, 1998.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

     Each new director is provided with an extensive information package containing historical, financial and business information and information regarding directors' legal obligations, and is encouraged to discuss any of the information with senior management. Hollinger holds board meetings from time to time at the offices of certain of its operating subsidiaries. This permits all directors, including new recruits, to meet and question operating management. These information meetings provide directors with a more complete understanding of Hollinger's operations and competitive circumstances. In addition, prior to the board's assessment of any major proposal, each director is provided with a comprehensive memorandum regarding his or her obligations, responsibilities and potential liabilities in connection with such proposal.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

     The size of the board of directors is consistent with the TSE Report particularly having regard to the benefits derived from having the leaders of the Corporation's various businesses on the board. The appropriate size of the board is under continuing consideration by the directors and management.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

     This matter is reviewed periodically by the Chairman and CEO, the Deputy Chairman and the Corporate Governance Committee, in consultation with compensation experts, with reference to comparable situations. Hollinger's board compensation practice is considered to be consistent with that of comparable North American newspaper publishing corporations.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors. An inside director is a director who is an officer or employee of the corporation or of any of its affiliates.

     Set out below is the composition of the current committees of the Hollinger board. The right-hand column entitled "Status" represents the board's characterization of each of the members:

                        COMMITTEE                           MEMBER                  STATUS
                        ---------                           ------                  ------
    1.   Executive Committee.....................  R. M. Barford                       outside --
                                                   C. M. Black                          unrelated
                                                   D. S. Chant                inside --   related
                                                   F. D. Radler               inside --   related
                                                                              inside --   related
    2.   Audit Committee.........................  R. M. Barford              outside --unrelated
                                                   G. M. Black                outside --  related
                                                   H. H. Ketcham                       outside --
                                                                                        unrelated
    3.   Corporate Governance Committee..........  R. M. Barford                       outside --
                                                   G. H. Drabinsky                      unrelated
                                                   F. S. Eaton                         outside --
                                                   R. D. Fullerton                      unrelated
                                                                                       outside --
                                                                                        unrelated
                                                                                       outside --
                                                                                        unrelated
    4.   Compensation Committee..................  F. S. Eaton                         outside --
                                                   R. D. Fullerton                      unrelated
                                                   A. E. Gotlieb                       outside --
                                                   H. H. Ketcham                        unrelated
                                                   M. J. Sabia                         outside --
                                                                                        unrelated
                                                                                       outside --
                                                                                        unrelated
                                                                                       outside --
                                                                                        unrelated
    5.   Retraction Price Committee..............  J. A. Boultbee             inside --   related
                                                   P. Y. Atkinson             inside --   related

     The Executive Committee normally deals with routine corporate matters. Matters of any consequence are brought to the board for consideration except on rare occasions when immediate action is required.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

     The Corporate Governance Committee has been given these responsibilities and reports to the board in this area.

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11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

     The responsibilities of the board and management to act with due care in the best interests of the Corporation are well defined by law and both management and the board recognize their respective duties and obligations. Corporate objectives are reviewed by the board from time to time throughout the year.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

     The Corporate Governance Committee has been assigned the responsibility for administering the board's relationship to management. The Committee monitors the ability of the board to act independently of management and board members are encouraged to discuss privately with the Chairman and CEO or the Chairman of the Corporate Governance Committee any matter or concern that they would prefer not to raise before the full board.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

     All members of the Audit Committee are outside directors. The Committee has direct communication with the Corporation's external auditors. The Committee has adopted a formal statement of its role and responsibilities which includes the matters referred to above and in item 1(ii) and item 1(v) above.

14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.

     The directors have access to management and the Corporation's advisers in order to assist in their understanding of proposed board actions and the implications of voting for or against such actions. Committees of the board are authorized by the board from time to time to retain outside advisors at the Corporation's expense.

                            APPOINTMENT OF AUDITORS

     Retractable common shares represented by proxies properly executed in favour of management which are not directed to be withheld from voting in respect of the appointment of auditors will be voted for the reappointment of KPMG as auditors of Hollinger and to authorize the directors to fix the auditors' remuneration.

        ANNUAL REPORT, FINANCIAL STATEMENTS AND ANNUAL INFORMATION FORM

     The annual report and consolidated financial statements of Hollinger for the financial year ended December 31, 1998 will be placed before the meeting but shareholders will not be asked to vote thereon.

     Copies of Hollinger's latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of Hollinger for 1998 together with the report of the auditors thereon, management's discussion and analysis of Hollinger's financial condition and results of operations for 1998, the interim financial statements of Hollinger for periods subsequent to the end of Hollinger's last fiscal year and this circular are available upon request from the Secretary of Hollinger.

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                              APPROVAL OF CIRCULAR

     The contents and the sending of this Circular have been approved by the board of directors of Hollinger. All information is, unless otherwise stated, given as of April 9, 1999.



                                         /s/ CHARLES G. COWAN
                                         Vice-President and Secretary
Toronto, Ontario
April 9, 1999

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